Memtin™ – our patented hormone replacement therapy for slowing cognitive decline in Alzheimer's disease and other dementias

"Our flagship"

Nikolaos Tezapsidis, President & CEO

August 5, 2019

Neurotez



the problem
ALZHEIMER'S DISEASE
Alzheimer's disease
- is the most common from of dementia of the elderly
- gets progressively worse and there is no remission
- is the 6th leading cause of death in the USA
- affecting more than 5 million Americans / 30 million worldwide
- is the only cause of death among the top 10 in America
that cannot be prevented, cured or even slowed.

$10 million
Financing Sought

Starting at $500,000


2019 ALZHEIMER'S DISEASE FACTS AND FIGURES
ALZHEIMER'S DISEASE IS THE 6TH leading cause of death in the United States
5.8 MILLION Americans are living with Alzheimer's
BY 2050, this number is projected to rise to nearly 14 MILLION
82% of seniors say it's important to have their thinking or memory checked
BUT ONLY 16% say they receive regular cognitive assessments
MORE THAN 16 MILLION AMERICANS provide unpaid care for people with Alzheimer's or other dementias
These caregivers provided an estimated 18.5 BILLION HOURS valued at nearly $234 BILLION
IN 2019, Alzheimer's and other dementias will cost the nation $290 BILLION
BY 2050, these costs could rise as high as $1.1 TRILLION
EVERY 65 SECONDS someone in the United States develops the disease
Between 2000 and 2017 deaths from heart disease have decreased 9%
while deaths from Alzheimer's disease have increased 145%
1 IN 3 seniors dies with Alzheimer's or another dementia
It kills more than breast cancer and prostate cancer COMBINED
© 2019 Alzheimer's Association® | All Rights Reserved | Alzheimer's Association is a not-for-profit 501(c)(3) organization.
alzheimer's association®


DEMENTIA
A public health priority
World Health Organization
What are the symptoms?
Difficulties with everyday tasks
Confusion in familiar environments
Difficulty with words and numbers
Memory loss
Changes in mood and behaviour
Who is affected?
Nearly 10 million new cases every year
One every 3 seconds
50 million people worldwide
Set to triple by 2050
2015
50 million
2030
82 million
2050
152 million
Majority of people who will develop dementia will be in low- and middle-income countries
What is the cause?
Conditions that affect the brain, such as Alzheimer's disease, stroke or head injury
What does it cost?
2015
US$818 billion: estimated costs to society in 2015
2030
US$2 trillion
Families and friends provide most of the care
Carers experience physical, emotional and financial stress
The Global Action Plan on the Public Health Response to Dementia 2017 - 2025
Vision
A world in which dementia is prevented and people with dementia and their carers live well and receive the care and support they need to fulfil their potential with dignity, respect, autonomy and equality.
Goal
To improve the lives of people with dementia, their carers and families, while decreasing the impact of dementia on them as well as on communities and countries.
The seven action areas and targets
Dementia as a public health priority
1
By 2025, 75% of countries have national policies, strategies, plans or frameworks for dementia
Dementia awareness and friendliness
2
By 2025, 100% of countries have a functioning public-awareness campaign on dementia
By 2025, 50% of countries have at least one dementia-friendly initiative
Dementia risk reduction
3
Risk reduction targets identified in the Global action plan for prevention and control of noncommunicable diseases 2013-2020 are achieved
Dementia diagnosis, treatment & care
4
By 2025, 50% of people with dementia are diagnosed, in at least 50% of countries
Support for dementia carers
5
By 2025, 75% of countries provide support and training for carers and families
Information systems for dementia
6
By 2025, 50% of countries routinely collect data on core dementia indicators
Dementia research and innovation
7
Global research output on dementia doubles between 2017 and 2025

Alzheimer's disease accounts for 60 **percent** to 80 **percent of dementia** cases.

The Alzheimer's Disease challenge requires a combination of Diagnostics and Therapeutics

<table>
<tr><th></th><th>Pre-clinical stage</th><th>Mild Cognitive Impairment due to Alzheimer's</th><th>Dementia due to Alzheimer's</th></tr>
<tr><td>Diagnostics</td><td>No clinical symptoms

Can begin 20 years in advance of clinical symptoms

Emerging imaging and molecular diagnostics</td><td>Cognitive decline greater than expected.

Affects 15 percent to 20 percent; age 65 or

Emerging imaging and molecular diagnostics</td><td>Significant impairment of a daily function.

30% of MCI Pts progress to dementia w/in 5 yrs.

Emerging imaging and molecular diagnostics</td></tr>
<tr><td>Therapeutics</td><td>Very few drugs in the pipeline.

Need for screening diagnostics.

Requires long-term trials</td><td colspan="2">Current approved drugs only treat and slow symptoms.

No approved treatments to stop or reverse progression.

Current aim of next gen therapies</td></tr>
</table>

A VERY PROMISING SOLUTION

MEMTIN™ (Leptin) for Cognitive Decline

- Ten years of *in vitro* and *in vivo* pre-clinical studies (Neurotez)
- Retrospective (including one by Neurotez) and prospective human studies and a few anecdotal interventional human studies

Support a role of Leptin in

- Neuroprotection, Cognitive enhancement, Decreasing levels of phospho-tau/tau, Decreasing beta amyloid (Aβ)
- **and** is associated with lower risk for dementia in elderly

Leptin as Replacement Therapy

A relatively de-risked multi-functional preventative and therapeutic approach for cognitive decline due to Alzheimer's and optimally for early stage (prodromal AD) hypoleptinimics.

Linking Leptin to Alzheimer's Disease


FAT


plus leptin
ob/ob

Leptin regulates feeding behavior, metabolic activity and cognition

DRUGS SUCCESFULLY REPOSITIONED


Drug discovery
Pre-clinical
Clinical Trials
FDA Review
Clinic
10,000 Compounds
250 Compounds
5 Compounds
1 Approved Drug
6.5 years
6 years
1.5 years

DRUG	ORIGINAL INDICATION	NEW INDICATION
Amphotericin B	Fungal infections	Leishimaniasis
Aspirin	Inflammation, pain	Antiplatelet
Bromocriptine	Parkinson’s disease	Diabetes mellitus
Finasteride	Prostate hyperplasia	Hair loss
Gemcitabine	Viral infections	Cancer
Methotrexate	Cancer	Psoriasis, rheumatoid arthritis
Minoxidil	Hypertension	Hair loss
Raloxifene	Cancer	Osteoporosis
Thalidomide	Morning Sickness	Leprosy, multiple myeloma
Sildenafil	Angina	Erectile dysfunction

REPOSITIONING LEPTIN CLEAR PATH

Route and frequency of administration	Subcutaneous, once a day
Recommended starting dose for generalized lipodystrophy	0.06 mg/kg/day (if body weight ≤40 kg)
	2.5 mg/day (males >40 kg)
	5 mg/day (females >40 kg)
Maximum dose	0.13 mg/kg (if body weight ≤40 kg)
	10 mg/day (if body weight >40 kg)
Cmax	4.0–4.3 hours
Tmax	4 hours (range 2–8 hours)
Half-life	3.8–4.7 hours
Most common adverse reactions (≥10%)	Headache, hypoglycemia, decreased weight, and abdominal pain
Use in geriatric patients >65 years-old	Unclear; dose selection should be cautious, and start at the low end of the dosing range
Drug interactions	Potential to alter the formation of CYP450 enzymes

STUDIES: SERUM LEPTIN LEVELS IN ELDERLY AND PROGNOSIS

In elderly, higher serum Leptin is associated with a lower risk for Alzheimer’s disease and dementia

Lieb *et al, JAMA, 2009*

For BMI<25, patients with AD have lower serum Leptin levels compared to patients with Vascular Dementia (VaD)

Power *et al, Dementia, 2001*


785 individuals from Framingham study
% AD cases over 12y
25
20
15
10
5
0
Q1
Q2
Q3
Q4
Low >>>>>>> High


BMI=18.1±1.8
(n=8)
BMI=18.9±0.9
(n=8)
Serum Leptin (pg/ml)
8
6
4
2
0
p<0.05
AD
VaD

STUDIES: LEPTIN TARGETS AMYLOID BETA AND TAU PROTEIN

Amyloid Plaques

- Inhibition of amyloid beta (Aβ)
- Up-regulation of Aβ uptake
- Reduction of brain levels of Aβ
- Reduction of plaque density



Leptin treatment lowers extracellular Aβ in cell cultures
Control
Leptin
% Total Aβ in media
120
100
80
60
40
20
0
100 ng/ml, 2h
100 ng/ml, 5h
400 ng/ml, 2h
400 ng/ml, 5h
*p<0.05

Neurofibrillary Tangles

- Reduction of phosphorylation of tau protein in vitro and in vivo
- Phosphorylation of tau protein precedes the formation of neurofibrillary tangles



Leptin
4 hr
ng/ml
µg/ml
0
25
100
400
1.6
10
50 kDa
50 kDa
Tau (pSer396)
Total Tau
Relative % Fold Change
20
0
-20
-40
-60
-80
IC50 = 750 ng/ml (46.9 nM)

STUDIES: LEPTIN IMPROVES MEMORY IN AD ANIMAL MODELS

Animal studies: Behavioral (CRND8)


Novel Object Recognition, 4 & 8 wks
Fear Conditioning, 8 wks
Discrimination score
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
4 Weeks
8 Weeks
*
*
WT
Tg+Lep
Tg+sal
% Freezing Time
80
70
60
50
40
30
20
10
0
*
p=0.06
*
*
WT
Tg+Lep
Tg+Sal
Context
Cued

STUDIES: DIRECT EVIDENCE FOR A CAUSATION

Cognitive benefits in humans: treating leptin deficiency in adults and young”

- **Behavioral changes after 2 wks Licinio et al (2004)**
- **Leptin Replacement increases Gray matter concentration in Leptin (-) adults Matochik et al (2005)**
- **Plasticity of Gray Matter changes following Leptin discontinuation / reinitiation in Leptin (-) adults London et al (2011)**
- **Leptin Replacement improves Cognitive Development in Leptin (-) young Paz-Filho et al (2008)**

(Licinio’s interventional clinical studies)


L
R
CB
hip
AC
mfg
IPL
itg
stg
6
4
3
t
7
5
3
t

STUDIES: SERUM LEPTIN LEVELS IN MCI


% of total MCI
50
45
40
35
30
25
20
15
10
5
0
Group A
MCI-
Men
A
Group B
Normal
Group D
Group C
Q1 Normal
0.3 - 5.5
Q2 Normal
5.6-9.8
Q3 Normal
9.9-14.0
Q4 Normal
14.1-68.0
(ng/ml leptin)


% of total MCI
50
45
40
35
30
25
20
15
10
5
0
MCI-
Women
B
Group B
Group A
Normal
Group C
Group D
Q1 Normal
3.5 - 9.8
Q2 Normal
9.9 -23.0
Q3 Normal
23.0 -36.0
Q4 Normal
36.0 - 81.0
(ng/ml leptin)

Approximately 70% of MCI Subjects Have Plasma Leptin Values Lower than the Median Leptin Value of Normal Elderly.

(Neurotez)

MECHANISM OF ACTION

Neurotez

Leptin's pleiotropic mechanism of action


Leptin (OB)
(OB-R)
AMPK, GSK-3β, SIRT
NMDA / AMPA receptors
(PKCε)
Aβ
Production
Clearance
Phospho-tau
Plasticity
Synaptic function
Dementia

- Potential disease modifier (Aβ, tau)
- And symptomatic relief (NMDA/AMPA)

Leptin shares pathways with insulin in neurons


INSULIN
Leptin
LEPTIN
Pathway
INSULIN RECEPTOR
LEPTIN RECEPTOR
JAK2
STAT3
STAT3
PI3K
?
AMPK
AICAR
AKT
PPAR-γ
SREPB1,2
GSK-3β
LIPIDS
TAU
P
AD * plaques
Aβ*
NFT *

NOVEL, DIFFERENTIATING

MEMTIN™ –

- Alzheimer’s disease as diabetes of the brain or Type III diabetes
- A natural protein with procognitive properties at Low levels in Alzheimer’s (AD) with known Safety Profile (Effectively Phase II ready)
- Ameliorates both Abeta and tau pathologies, upstream molecular target related to metabolism
- Clinical Strategy involving enrichment of patients, targeting patient group most likely to respond

PREVIOUS FAILURES-

- Antibodies directed against Abeta or tau are difficult to penetrate into the brain and are toxic at the high doses needed for efficacy
- Heterogeneity in patient groups and targeting late stage AD patients
- Wrong targets (Abeta and/or tau may be biomarkers, not culprits)

POTENTIAL REGULATORY PATHWAYS


Disease Stage
Subtle cognitive deficits alone
Increasing cognitive deficits Detectable functional deficits
Dementia
FDA Approval
Accelerated, based on an effect on cognition
Standard, based on a single combined measure of cognition and function (e.g., CDR-SB)
Standard, based on coprimary measures of cognition and function or global rating

Kozauer N, Katz R. N Engl J Med 2013;368:1169-1171.

The NEW ENGLAND JOURNAL of MEDICINE

- Surrogate biomarkers, accelerated approval
(FDA preliminary interactions about our approach)
- 12y Market Exclusivity from BLA approval

DRUG DEVELOPMENT PATH FOR MEMTIN: KEY MILESTONES

Precedent Licensing Agreements (Alzheimer's Disease) *2008 - 2015*	Pre-clinical Mean Deal Size: $313 M Roche, ORTHO-McNEIL PHARMACEUTICAL, INC., MERCK, Boehringer Ingelheim		Phase I & II Mean Deal Size: $527 M astellas Leading Light for Life; Lundbeck, Pfizer, QUINTILES, Johnson & Johnson	
Timeline	Pre-clinical	Year 1	Phase Ib Phase IIa Year 2	Phase II/III Year 3-4
Company's Memtin Treatment	Cloning MCB, Stability, Formulation Manufacturing	IND-enabling / Filing $5.0 Million	1st and 2nd Clinical Trials	3rd Clinical Trial
Funding/Exit options	Funding to Date: $4.5 Millio (Founders' Capital & Grants)	Series A: $10 Million	Series B: $15 Million	

CLINICAL TRIALS: PHASE 1 & 2

PHASE 1B

Participants

Enriched MCI/Early AD (MMSE>23) with high probability to convert to AD

Outcome Measures

- Leptin in CSF/plasma
- Markers in CSF/plasma: Aβ40/42, tau/p-tau
- FDG-PET and Amyvid-PET
- Metabolic markers
- Safety & tolerance
- Open-label 1-yr extension: preliminary efficacy data

PHASE 2

Biomarkers of exposure and cognitive enhancement (26-52 wks)

Participants

aMCIs or mild AD (MMSE>15)

Outcome Measures

- Surrogate markers in CSF/plasma: Aβ40/42, tau/p-tau
- MRI
- Metabolic markers
- Cognition & function

Potentially accelerated approval mechanism under 21 CFR 601.41 for biologics

DEFINING A SUBSET OF MCI/AD FOR LEPTIN TREATMENT


US Population By Age, July 1st 2013
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 48 51 54 57 60 63 66 69 72 75 78 81 84 87 90 93 96 99
Source: US Census Bureau | William Sweet CFP® | www.williamsweet.com
Total
43 mm
MCI
AD
3.5mm
1.7mm
1.4mm
0.9mm
(ε4)
0.4mm
0.3mm
(ε4/ε4)

Wins and losses demonstrate that the Aβ hypothesis is not that simple



Target-based Actions
Beta amyloid antagonist
Amyloid protein deposition inhibitor
Beta amyloid modulator
Beta amyloid synthesis inhibitor
Acetylcholinesterase inhibitor
Tau protein inhibitor
Tau protein modulator
Tau aggregation inhibitor
Beta secretase 1 inhibitor
Beta secretase inhibitor
0
10
20
30
40
50
60
Number of Drugs

Aβ on the fast-track

- **Lanabecestat** (AstraZeneca/Lilly): BACE1 inhibitor; Phase III
- **AMG-520** (Amgen/Novartis): BACE1 inhibitor; Phase II
- **Aducanumab** (Biogen): anti-Abeta; Phase III
- **Elenbecestat** (Eisai/Biogen): BACE1 inhib; Phase III
- **ELND-005** (Transition): Aβ aggregation inhib; Phase II/III

Aβ Disappointments

- **Verubecestat** (Merck): Phase II/III terminated in Feb 2017
- **Solanizumab** (Lilly): Failed Phase III in mild AD in 2016.
- **Bapinezumab** (Pfizer): Discontinued in Phase III
- **LY-2599666** (Lilly): Discontinued in Phase I
- **AN-1792** (Elan/Wyeth): Discontinued in 2002.
- **Affitope** (Affiris/GSK): Aβvaccine ; Phase I terminated in 2013.

Clarivate Analytics

Source: Clarivate Analytics Cortellis

	Total Size ($M)	Buyer	Seller	Year	Drug	Stage @ Sign/Today
A-BETA	$530/$130 upfront	Lilly	AZ via Astex	2014	Lanabecestat	PI/PIII
	$340/$25 upfront	Genentech	AC Immune	2006	Crenezumab	Discovery/PIII
	Not-specified	JnJ	Shionogi	2012	BACE inhibitor	Discovery/PIII
	$825	Otsuka	Lundbeck	2013	Lu-AF20513 vaccine plus others	Clinical
	Not-specified	JnJ	Cellzome	2008	Gamma-secretase mods.	Discovery
TAU	$638	Roche	reMYND	2010	ReS3-T and others	Discovery
	Not-specified	Mitsubishi	Sanofi	2005	SAR-502250	Discovery
	$509/$26 upfront	JnJ	AC Immune	2014	ACI-35; Tau vaccine	Phase I
	Not specified	Abbvie	C2N	2015	Anti-Tau mAb	Discovery/PII
OTHER	$31	JnJ	Orion	2013	A2C-adrenoreceptor	Phase II
	$289	Merck	Alectos	2010	MK-8719; N-acetyl glucose amidase mod.	Discovery/ PI Orphan

Major pharma: notable deals since 2005 have focused on Aβ and Tau

Source: Clarivate Analytics Cortellis

Clarivate Analytics

EXPERIENCED MANAGEMENT TEAM

- **Nikolaos Tezapsidis, PhD,** *Chairman, Chief Executive Officer & President* 18+ years experience in biomedical research; Two awards from the Alzheimer's Association Fellow of the Science and Engineering Council and the Wellcome Trust
- **Hamish McArthur, PhD,** *Manufacturing Chief Officer*, Executive with 33 years biologics experience within Pfizer, directly involved in numerous approved products .
- **J. Wesson Ashford, MD, PhD,** *Chief Medical Officer* Clinical Professor (affiliated), Department of Psychiatry & Behavioral Sciences, Stanford University, Scientific Advisory Board Member and Chair of the Memory Screening Advisory Committee of the Alzheimer's Foundation of America
- **George Perry, PhD,** *Chief Scientific Officer* Holder of the Semmes Foundation Endowed Chair in Neurobiology at the Univ of Texas at San Antonio Distinguished as one of the top Alzheimer's disease researchers with over 1,000 publications
- **Jukka Karjalainen, MD, PhD,** *Chief Operating Officer.* Experience in pharmaceuticals and medical devices and clinical drug development from Phase I to Phase IV
- **James Harris, MBA,** *Chief Financial Officer* 20+ years experience in startups, licensing and biosimilars.
- **Michael J. Hoy, MS,** *Consultant of Regulatory Affairs* 15+ years in the pharmaceutical industry; Served as a consultant with pharmaceutical companies of all sizes
- **Jane Johnston, PhD**, *VP of Operations* 18+ years of research in cellular neuroscience

BOARD OF DIRECTORS & ADVISORS

Directors

Nikolaos Tezapsidis, PhD (Chair)	Neurotez
J Wes Ashford, **MD, PhD**	Stanford U/ Neurotez
James Harris III, MBA	Healthcare Economics
Tom Humphries, MD	Bayer, retired
Bob Oliver, MBA	Recent CEO, Otsuka (US)
George Perry, PhD	Dean, U Texas, S. Antonio

Advisors

Julio Licinio, MD, FRANZCP	SVP and Dean at SUNY
Arthur Klausner, MBA	Director at Monopar Therapeutics
Steven Jacobsen, PhD	CEO at ALSP Inc
Daniel P. van Kammen, MD, PhD	CNS Pharma
Gil Block, MD	CMO at Neuraltus, Inc
Robert Winkler, MD	SVP at Taiho Oncology
Kent Iverson, BS	Pharmaceutical Advisors
Lex Van der Ploeg, PhD	CSO at Rhythm Pharma
Izabela Ochocka	BIMA Capital

FINANCING

- RAISED: $4.5million
  - National Institutes of Health
  - New Jersey Commission of Science and Technology
  - Internal Revenue Service
  - Founders, Small private investments

- This round: $10,000,000, starting with $500,000

- MILESTONES (12-18months):
  - Drug Manufacturing
  - IND-enabling studies
  - IND application

- MILESTONES (next 12-18months):
  - Phase I (Safety and biomarkers)
  - Phase II (Efficacy and biomarkers)

ALZHEIMER'S DISEASE MARKET FORECAST.

- *Goldman Sachs projects Alzheimer's disease modification drugs could top $**30 billion,** (**$12 billion** at peak)*

SUMMARY

- Repurposing MYALEPT, an approved drug, as **Memtin™**
- Drug is an endogenous protein naturally transported into the brain with receptors in the hippocampus (area affected by disease)
- Data from thousands of patients supporting an association of the drug to protection against Alzheimer's
- Data from preclinical studies demonstrating efficacy as a disease modification entity
- Perfectly positioned to allow early intervention and prevention therapy for those at risk (because of its safety profile)
- Novel use patents issued in US, Japan, China, Australia, S Africa and have pending in Europe, Canada and India, protection until 2029
- Drug as a biologic, will get 12 y of market exclusivity from approval in the US (similar provisions ex-US)
- Drug can be produced cost-effectively and in large batches in Ecoli
- Treatment will be combined with diagnostic tests (plasma leptin)/apoE4)
- Can be subject to accelerated approval, using protein as a surrogate marker as an endpoint, can cut clinical development costs by 10s of $millions and time by 3-4 years.

Contact:

Nikolaos Tezapsidis
President & CEO

Neurotez, Inc.
991 Highway 22, Suite 200A,
Bridgewater, NJ 08807, USA
Tel:+1-908-998-1340
Fax: +1-908-864-8957
ntezapsidis@neurotez.com